November 4, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connexa Sports Technologies, Inc.
Registration Statement on Form S-1, File No. 333-282612

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 31, 2024, in which Connexa Sports Technologies, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on November 4, 2024, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request.

Best Regards,

Sincerely yours,

CONNEXA SPORTS TECHNOLOGIES, INC.

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer